DD
9/13/13

[redacted]

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 30 2013
19 REGISTRATIONS BRANCH

SEC SSION

13025788

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66052

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/12 (MM/DD/YY) AND ENDING 06/30/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gladstone Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1521 Westbranch Dr., Ste 200
(No. and Street)

McLean (City) VA (State) 22102-3210 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Dellafiora 703 287 5872
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

2 Commerce Sq., Ste 1700 (Address) Philadelphia (City) PA (State) 19103-7042 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DD 10/9/13
DD 9/27/13

OATH OR AFFIRMATION

I, John Pellafiora, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gladstone Securities, LLC, as of June 30, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Managing Principal LLC

Title

Notary Public

MALINDA O. PLUMER NOTARY PUBLIC REG. #364234 MY COMMISSION EXPIRES 11/30/2016 COMMONWEALTH OF VIRGINIA

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Gladstone Securities, LLC

Financial Statements and Supplementary Information

As of and for the Years Ended June 30, 2013 and 2012

pwc

Independent Auditor's Report

To the Board of Members of Gladstone Securities, LLC:

We have audited the accompanying financial statements of Gladstone Securities, LLC, which comprise the statements of financial condition as of June 30, 2013 and June 30, 2012, and the related statements of operations, members' equity and cash flows, for the years then ended.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gladstone Securities, LLC at June 30, 2013 and June 30, 2012, and the results of its operations, its members' equity, and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

pwc

RECEIVED
2013 AUG 30 PM 2:29
SEC / TM

SEC MAIL PROCESSING
RECEIVED
AUG 3 0 2013
WASH. D.C. 193 SECTION

Emphasis of Matter

The Company is a subsidiary of Gladstone Holding Corporation (the "Parent") which is a wholly-owned subsidiary of Gladstone Management Corporation, LTD. As disclosed in Note 6 of the financial statements, The Company has extensive transactions and relationships with certain affiliated companies. The financial position of the Company may not be indicative of that which would have been had the Company operated independently.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the consolidated financial statements taken as a whole. The Computation of Net Capital under Rule 15c3-1 and Computation for determination of reserve requirements pursuant to Rule 15c3-3 are presented for purposes of additional analysis and is not a required part of the consolidated financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. The information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves and other additional procedures, in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated, in all material respects, in relation to the consolidated financial statements taken as a whole.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

McLean, Virginia
August 28, 2013

Gladstone Securities, LLC
Statement of Financial Condition
As of June 30, 2013 and 2012

	June 30, 2013	June 30, 2012
Assets		
Current assets		
Cash and cash equivalents	$ 922,506	$ 618,627
Accounts receivable [1]	19,000	7,062
Prepaid expenses	24,347	23,757
Total current assets	965,853	649,446
Intangible assets, net	97,266	97,266
Total other assets	97,266	97,266
Total assets	$ 1,063,119	$ 746,712
Liabilities and Members' Equity		
Liabilities		
Accounts payable and accrued expenses	$ 28,250	$ 38,804
Due to affiliates [1]	167,563	73,525
Other liabilities	-	64
Total liabilities [2]	195,813	112,393
Members' equity		
Members' equity	867,306	634,319
Total members' equity	867,306	634,319
Total liabilities and members' eqity	$ 1,063,119	$ 746,712

[1] See Footnote 6 - *Related Party Transactions*

[2] See Footnote 5 - *Commitments and Contingencies*

The accompanying notes are an integral part of these financial statements.

Gladstone Securities, LLC
Statement of Operations
For the Years Ended June 30, 2013 and 2012

	June 30, 2013	June 30, 2012
Revenues		
Investment banking fees	$ 1,101,036	$ 1,112,184
Securities trade commissions	303,562	57,200
Private placement fees	987,500	12,500
Total revenues	2,392,098	1,181,884
Operating expenses		
Salaries and employee benefits	670,491	473,776
Broker-dealer securities trade commissions	259,971	81,453
Professional services	138,060	105,213
Taxes and licenses	53,276	42,069
Office expenses	29,035	14,614
Travel and meals	9,003	10,601
Rent	10,064	9,474
Telecommunications	13,528	11,417
Conferences	2,766	2,740
Insurance	37,887	36,882
Other operating expenses	10,030	8,996
Total expenses	1,234,111	797,235
Net income (loss)	$ 1,157,987	$ 384,649

The accompanying notes are an integral part of these financial statements.

Gladstone Securities, LLC
Statement of Members' Equity
For the Years Ended June 30, 2013 and 2012

Balance, June 30, 2011	$	199,670
Contributions from members		50,000
Net income		384,649
Balance, June 30, 2012		634,319
Distributions to members		(925,000)
Net income		1,157,987
Balance, June 30, 2013	$	867,306

The accompanying notes are an integral part of these financial statements.

Gladstone Securities, LLC
Statement of Cash Flows
For the Years Ended June 30, 2013 and 2012

	June 30, 2013	June 30, 2012
Cash flow from operating activities		
Net income	$ 1,157,987	$ 384,649
Adjustment to reconcile net income to net cash used in operating activities:		
Increase in accounts receivable [1]	(11,938)	(3,535)
(Increase) decrease in prepaid assets	(590)	23,632
Decrease in accounts payable and accrued expenses	(10,554)	(2,243)
Increase in due to affiliate [1]	94,038	3,784
(Decrease) increase in other liabilities	(64)	31
Net cash provided by operating activiites	1,228,879	406,318
Cash flow from financing activities		
Distributions to members	(925,000)	-
Contibutions from members	-	50,000
Net cash (used in) provided by financing activites	(925,000)	50,000
Net increase in cash and cash equivalents	303,879	456,318
Cash and cash equivalents, beginning of period	618,627	162,309
Cash and cash equivalents, end of period	$ 922,506	$ 618,627

[1] See Footnote 6 - *Related Party Transactions*

The accompanying notes are an integral part of these financial statements.

1. Organization

Circadian Partners, LLC ("Circadian") was formed on April 4, 2003 as a limited liability company under the laws of the State of Connecticut. Circadian provides consulting, advisory and private placement services to alternative asset investment managers.

Circadian filed an application for registration as a limited purpose broker dealer under Section 15(b) of the Securities Exchange Act of 1933, as amended. The date of inception as a registered broker dealer with the National Association of Securities Dealers, Inc. ("NASD") was November 18, 2003.

Pursuant to a Purchase Agreement dated September 23, 2009, David Geske, sole member of Circadian Partners LLC, made application to the Financial Industry Regulatory Board ("FINRA") to transfer 100% ownership of Circadian Partners LLC to Gladstone Management Corporation ("GMC"). Following FINRA approval of the purchase, Circadian became known as Gladstone Securities, LLC ("the Company").

The Company was capitalized as a sole member-managed limited liability company on December 4, 2009 by a $7,500 contribution from GMC. Subsequently, on January 1, 2010, Gladstone Holding Corporation ("Holding" or "the Parent") was created and ownership of the Company was transferred to Holding, at that time. The Company is generally solvent, but at times, may be dependent upon capital contributions from the Parent to fund operating activities.

The Company is registered with the Securities and Exchange Commission and FINRA, and intends to provide distribution and investment banking services for affiliated companies of the Parent, which are advised by GMC. The Company also intends to raise private equity capital for nonaffiliated third-parties.

2. Summary of Significant Accounting Policies

The accounting policies that materially affect the determination of financial position, results of operations and cash flows are summarized below. The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America.

Method of Accounting

The Company's financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and

assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. These estimates involve judgments with respect to, among other things, various future economic factors which are difficult to predict and beyond the control of the Company. Therefore, actual amounts could differ from these estimates.

Cash and Cash Equivalents

Cash and cash equivalents include funds deposited with maturities of three months or less when purchased. All of the Company's cash and cash equivalents at June 30, 2013 and 2012 were held in the custody of one financial institution. The Company's balances at times may exceed federally insurable limits. The Company mitigates this risk by depositing funds with a major banking institution. The Company maintains its own cash account, which is funded by operating revenues and periodically funded with capital contributions from the Parent.

Prepaid Expenses

Prepaid expenses consist of annual subscriptions and insurance premiums.

Intangible Assets

Intangible assets consist of the purchase price for the broker-dealer license, as well as regulatory fees. There are indefinite life assets in the amount of $97,266, which are not subject to amortization, and are tested for impairment on a quarterly basis. No impairment was recognized for either of the years ended June 30, 2013 or 2012.

Investment Banking Fee Income

Investment banking fee income includes transaction structuring and loan financing fees derived from contractual agreements with fund companies. Such fees are generally earned and received on the execution date of fund company transactions. Investment banking fee income may also be earned and received at interim dates based on the contractual terms of individual fund company transactions. In such cases, these interim fees are recorded when earned.

Securities Trade Commission Income

Securities trade commission income includes dealer manager and broker dealer commissions received for the Company's role in selling registered non-listed securities of an affiliated company.

During the years ended June 30, 2013 and 2012 the Company acted as the dealer manager and broker dealer for transactions in registered non-listed securities of an affiliated company. The Company operated on a fully-disclosed basis with a network of other broker dealers to sell subscriptions of registered non-listed stock in an affiliated company.

Private Placement Fee Income

Private placement fee income is derived from selling arrangements with private equity funds where the Company serves as placement agent. Such funds are typically offered through Regulation D offerings and have not been marketed to the general public. The Company is permitted to engage in such lines of business pursuant to its current membership agreement with FINRA.

Income Taxes

The Company is a single member Limited Liability Corporation which is wholly owned by Gladstone Holding Corporation. The Company's results will be reported on its Parent's federal and state income tax returns. The Company applies the separate return method to calculate the federal and state income tax provisions as if the Company was a separate taxpayer and not part of the Parent's consolidated tax return. The Company applies the liability method under which deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases and net operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The valuation allowance recorded in June 30, 2012 relates to the uncertainty surrounding the realization of deferred tax assets primarily attributable to previous net operating losses and future deductible temporary differences of the Company.

For the years ended June 30, 2013 and 2012, no provision for income taxes was recorded. The Company is in a cumulative net income position. However, no taxes will be paid at the Parent level due to Gladstone Holding Corporation remaining in a cumulative net loss position that exceeds the cumulative net income position of the Company. As a result, we have elected not to recognize an income tax provision as it would result in a related-party receivable that would never be paid due to the Parent's cumulative net loss position. As such, there are no amounts of current or deferred tax expense for the years ended June 30, 2013 and 2012.

3. Customer Transactions

The Company did not maintain any customer accounts during the years ended June 30, 2013 and 2012. As such, the Company is currently exempt from the requirements to maintain a "Special Reserves Account for the Exclusive Benefit of Customers." As discussed in Note 1, the Company continues to limit its activities to the management of certain alliance relationships of the Parent and raising private equity capital for nonaffiliated third-parties.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, should not exceed 8:1 during the initial year of operations and 15:1 thereafter.

The Company had net capital of $745,693 and $513,296 at June 30, 2013 and 2012, respectively, which was $732,639 and $505,803, respectively, in excess of its required minimum net capital.

The Company's ratio of aggregate indebtedness to net capital at June 30, 2013 and 2012 was 26.3% and 21.9%, respectively.

5. Commitments and Contingencies

Contingencies include the usual obligations of a broker dealer. The Company seeks to minimize the risks associated with its activities through policies and procedures designed to monitor the investment recommendations of its licensed representatives as well as the contractual terms and conditions of its agreements with fund companies. While the Company has exposure to these risks in its normal course of business, there are no significant unrecorded or undisclosed commitments or contingencies as of June 30, 2013 or June 30, 2012.

6. Related-Party Transactions

The Company is a member of a group of affiliated entities, including GMC and Gladstone Administration, LLC ("Administration"). GMC and Administration, per an Expense Sharing Agreement, have agreed to incur all general and overhead expenses, and allocate a portion of those expenses to the Company, based on employee hourly activity. During the year ended June 30, 2013, the Company reimbursed GMC and Administration $195,337 and $172,329, respectively, for overhead and personnel expenses which are recorded in the Statement of Operations. During the year ended June 30, 2012, the Company reimbursed GMC and Administration $114,662 and $142,017, respectively, for overhead and personnel expenses which are recorded in the Statement of Operations.

7. Distributions

The Company's Board of Managers declared and paid the following distributions during the year ended June 30, 2013. No distributions were declared by the Company's Board of Managers for the year ended June 30, 2012.

Declaration Date	Payment Date	Distribution	
October 4, 2012	October 5, 2013	$	425,000
February 8, 2013	February 11, 2013		250,000
May 3, 2013	May 13, 2013		250,000
		$	925,000

8. Subsequent Events

Subsequent events have been evaluated through August 28, 2013, the issuance date of the financial statements.

Gladstone Securities, LLC
Computation of Net Capital under Rule 15c3-1
Of the Securities and Exchange Commission
As of June 30, 2013 and 2012 — Schedule I

	June 30, 2013	June 30, 2012
Total aggregated indebtedness	$ 195,813	$ 112,393
Computation of Net Capital		
Members' equity	$ 867,306	$ 634,319
Non-allowable assets:		
Prepaid expenses	(24,347)	(23,757)
Organizational expenses	(97,266)	(97,266)
Net capital	$ 745,693	$ 513,296
Ratio of aggregated indebtedness to net capital	26.3%	21.9%
Computation of basis net capital requirement:		
Minimum net capital required (6.67% of aggregated indebtedness)	$ 13,054	$ 7,493
Minimum dollar net capital required for introducing broker dealer	$ 5,000	$ 5,000
Net capital required	$ 13,054	$ 7,493
Excess net capital	$ 732,639	$ 505,803

There are no material differences between the above calculations and the calculations as included in the Company's FOCUS reports as of June 30, 2013 and 2012.

Gladstone Securities, LLC
Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission
As of June 30, 2013 and 2012 Schedule II

As disclosed in Note 1 and Note 3 of the notes to the financial statements, the Company is an introducing broker-dealer and does not carry securities accounts for customers nor does the Company perform custodial functions relating to customer securities. Accordingly, the Company is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(i) of that Rule.

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended **6/30/2013**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

066052 FINRA JUN
GLADSTONE SECURITIES LLC
1521 WESTBRANCH DR STE 200
MCLEAN VA 22102-3210

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 2,593

B. Less payment made with SIPC-6 filed (**exclude interest**) (837)

____
Date Paid

C. Less prior overpayment applied (-0-)

D. Assessment balance due or (overpayment) 1,756

E. Interest computed on late payment (see instruction E) for______days at 20% per annum -0-

F. Total assessment balance and interest due (or overpayment carried forward) $ 1,756

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1,756

H. Overpayment carried forward $(-0-)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Gladstone Securities LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 21 day of August, 20 13.

Managing Principal, CCO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning **7/1/2012** and ending **6/30/2013**

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,392,098
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	-0-
(2) Net loss from principal transactions in securities in trading accounts.	-0-
(3) Net loss from principal transactions in commodities in trading accounts.	-0-
(4) Interest and dividend expense deducted in determining item 2a.	-0-
(5) Net loss from management of or participation in the underwriting or distribution of securities.	-0-
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	-0-
(7) Net loss from securities in investment accounts.	-0-
Total additions	-0-
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	(1,101,036)
(2) Revenues from commodity transactions.	-0-
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	(235,975)
(4) Reimbursements for postage in connection with proxy solicitation.	-0-
(5) Net gain from securities in investment accounts.	-0-
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	-0-
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	-0-
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	-0-
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	-0-
Total deductions	(1,355,011)
2d. SIPC Net Operating Revenues	$ 1,037,087
2e. General Assessment @ .0025	$ 2,593

(to page 1, line 2.A.)

pwc

Report of Independent Accountants

Gladstone Securities
Attn: Geoff Lyle, Accounting Manager
1521 Westbranch Dr, Ste 200
McLean, VA 22102

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of Gladstone Securities for the year ended June 30, 2013, which were agreed to by Gladstone Securities, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating Gladstone Securities' compliance with the applicable instructions of Form SIPC-7 during the year ended June 30, 2013. Management is responsible for Gladstone Securities' compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries, as follows: Payment dated August 28, 2013 in the amount of $1,756 compared to the August 28, 2013 year-to-date check register obtained from Geoff Lyle, Accounting Manager noting no differences.

2. Compared the Total Revenue amount reported on page three of the audited Form X-17A-5 for the year ended June 30, 2013 to the Total revenue amount of $2,392,098 reported on page 2, item 2a of Form SIPC-7 for the year ended June 30, 2013 noting no differences.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:

    a. Compared deduction on line 1, revenues from investment advisory services rendered to registered investment companies to third-party contracts and respective bank statements executed from July 2012 to June 2013 for payments made provided by Geoff Lyle, Accounting Manager, noting no differences.

    b. Compared deductions on line 3, commissions, of $253,975 to bank statements from July 2012 to June 2013 for payments made provided by Geoff Lyle, Accounting Manager, noting no differences.

pwc

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $1,037,087 and $2,593, respectively, of the form SIPC-7 noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of Gladstone Securities, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

August 28, 2013

pwc

To the Board of Directors and Members of Gladstone Securities, LLC:

In planning and performing our audit of the financial statements of Gladstone Securities LLC (the "Company") as of and for the year ended June 30, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the following:

1. Periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and,
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13; and,
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

August 28, 2013